EXHIBIT 12.0

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Years Ended September 30,
(Dollars in Thousands)

	2001	2000	1999	1998	1997

FIXED CHARGES:
Interest Expense	$49,838	$43,535	$37,437	$37,473	$33,599
Amortization of Debt Premium, Discount and Expense	260	346	566	370	299
Interest Component of Rentals	12	12	12	12	17

Total Fixed Charges	$50,110	$43,893	$38,015	$37,855	$33,915

EARNINGS:
Net Income before Dividends on Preferred Stock	$83,765	$84,574	$68,768	$68,629	$82,019
Add:
Income Taxes Applicable to Utility Operating Income	59,009	47,821	38,689	38,022	47,864
Income Taxes Applicable to Non-Utility Operating Income and
Other Income (Expenses)-Net	(1,993)	(153)	2,887	1,784	577
Total Fixed Charges	50,110	43,893	38,015	37,855	33,915

Total Earnings	$190,891	$176,135	$148,359	$146,290	$164,375

Ratio of Earnings to Fixed Charges	3.8	4.0	3.9	3.9	4.8